[LETTERHEAD OF ANDREWS KURTH LLP]




                                January 12, 2006





Ms. Jennifer Hardy
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C.  20549


RE: China BAK Battery, Inc., formerly known as Medina Coffee, Inc. Pre-effective Amendment 5 to Registration Statement on Farm SB-2 Filed December 20, 2005
         File No. 333-122209
         Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports
         File No. 0-49712

Dear Ms. Hardy:

         On behalf of China BAK Battery, Inc. (the "Company") we have electronically transmitted herewith Pre-Effective Amendment No. 6 to the Registration Statement on Form SB-2, which has been marked to indicate changes effected by the amendment. In addition, we have today forwarded by overnight delivery three marked copies of Amendment No. 6 c/o Mr. Edward Kelly for the convenience of the Staff.

Principal Stockholders, page 45
-------------------------------

1. Identify by footnote or otherwise the natural person or persons having sole or shared investment control over the securities held by The Pinnacle Fund, L.P. Item 403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, you must identify all persons who, directly or indirectly, have or share voting or investment control of the securities.

         Response: We have modified the Disclosure in accordance with the Staff's comments.

Ms. Hardy
January 12, 2006
Page 2


Retort of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

2. The auditors' report included in your filing is not signed by your auditor. Please obtain from your auditors a signed audit report. Please also ensure that an updated consent is filed with your next amendment.

         Response: We have filed an updated, signed auditor's consent.

3. Your auditors' report references note 7, which discloses the allocation of depreciation to cost of goods sold, selling, and general and administration expense. However, your auditors' report does not reference note 19 c), which discusses the restatement. Please obtain from your auditors and include in your next amendment an updated auditors' report, which references note 19 c) in their report. Please also ensure they dual date their report for this note to the financial statements.

         Response: We have filed an updated, signed auditor's report.

Financial Statements
--------------------

4. Please update your disclosures here and elsewhere in the filing to include audited financial information for the fiscal year ended September 30, 2005.

         Response: We have modified the Disclosure in accordance with the Staff's comments.

Balance Sheet, page F-2
-----------------------

5. We reviewed your response to our comment 5 from our letter dated December 8, 2005 and your revised balance sheet. Although your response states that you have removed the $3,327,393, which is not labeled, below total current assets on your balance sheet as of September 30, 2004, this amount still appears on in your most recent amendment. Please advise and revise accordingly.

         Response: We have modified the Disclosure in accordance with the Staff's comments.

Statements of Operations, page F-3
----------------------------------

6. We read your response to our comment 6 from our letter dated December 8, 2005 and revised disclosure. It appears as though the amounts restated to allocate a portion of your depreciation expense to cost of good sold were material to your gross profit. Please revise your statements of operations to label each column as "restated."

         Response: We have modified the Disclosure in accordance with the Staff's comments.

Ms. Hardy
January 12, 2006
Page 3



Notes to Financial Statements
-----------------------------

19.      Restatement of Consolidated Financial Statements, page F-30

7. We read your response to our comments 6 to 8 from our letter dated December 8, 2005. Your disclosure included in note 19 to the financial statements includes information for which you have determined a restatement is required. It is not sufficient to merely include a disclosure in your Form SB-2/A. We refer you to the instructions in Form 8-K, which states under general instruction B(1) that a report on Form 8-K is required to be filed or famished, as applicable, upon the occurrence of any one or more of the events specified in the items in Sections 1-6 and 9 of Form 8-K. Non-reliance on previously issued financial statements is included in Section 4. As previously requested, please file an Item 4.02 Form 8-K referencing each restatement item, for which you have concluded a restatement is required. Please also file amended Forms 10-QSB for the fiscal quarters ended June 30, 2005 and March 31, 2005 and amend your Form 8-K/A filed on April 7, 2005, which includes the audited financial statements for China BAK Battery for September 30, 2004 and September 30, 2003.

8. We again remind you that when you file your restated Forms 10-QSB/A you should appropriately address the following:

         o        full compliance with APB 20, paragraphs 36 and 37,

         o fully update all affected portions of the document, including, MD&A,

         o        updated Item 3 disclosures should include the following:

         a discussion of the restatement and the facts and circumstances surrounding it,

         how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of your disclosure controls and procedures,

         changes to internal controls over financial reporting, and anticipated  changes  to  disclosure  controls  and  procedures  and/or
         internal   controls  over   financial   reporting  to  prevent   future
         misstatements of a similar nature.

         Refer to Items 307 and 308(c) of Regulation S-B.

         o updated certifications, which should reference Form 10-QSB/A, rather than Form 10-QSB.

Ms. Hardy January 12, 2006
Page 4



         Response: We will file the requested Amendments and Form 8-K.

Exhibit 23.1
------------

9. The consent obtained from your auditors does not reference 19 c). Please obtain an updated consent from your auditors and include this in your next amendment.

         Response:  We have filed an updated, signed auditor's consent.

Other
-----

10. We note your response to prior comment 11 and your intent to respond by amendments to comments 21-23 in our October 24, 2005 letter. Allow us sufficient time to review the amendments before requesting acceleration of the registration statement's effectiveness.

         Response:  Noted.

Thank you for your assistance and please feel free to call if you have any questions.

                                                              Very truly yours,

                                                              /s/ Robin Bradford

                                                              Robin Bradford